Pacific Magtron International Corp.
                             1600 California Circle
                           Milpitas, California 95035


                                February 21, 2002


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

     Re: Pacific Magtron International Corp. Form S-3 No. 333-82918

Ladies and Gentlemen:

By this letter, Pacific Magtron International Corp. makes a pre-effective amendment to its Form S-3 No. 333-82918 adding the following language pursuant to Rule 473 of the Securities Act of 1933 to the cover:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


                                Very Truly Yours,

                                /s/ Theodore S. Li

                                Theodore S. Li
                                Chairman of the Board
                                and President